

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

June 4, 2009

Mr. Daniel G. Keane, President and Chief Executive Officer
Mod-Pac Corporation
1801 Elmwood Avenue
Buffalo, New York 14207

>   **Re   Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 5, 2009**
>   **Form 10-Q for Quarterly Period Ended April 4, 2009**
>   **Filed May 6, 2009**
>   **File No. 0-50063**

Dear Mr. Keane:

We have reviewed your response later dated May 20, 2009 and have the following comments. We have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Quarterly Period Ended April 4, 2009

Cover page

1. We note your response to comment one of our letter dated May 6, 2009 and we
    reissue the comment. Please check the correct box on the cover page to indicate
    that you are a smaller reporting company.

Management Certifications – Exhibit 31

2. We note your response to comment two of our letter dated May 6, 2009 and we
    reissue the comment. Please revise the Section 302 Certifications to delete the
    word "annual" or quarterly" in paragraphs 1 – 3, as applicable, add internal
    controls over financial reporting to the introductory language of paragraph 4, and
    add paragraph 4(b) in its entirety as required by Exhibit 601(b)31 of Regulation
    S-K.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results
of Operations, page 11

Contractual Obligations, page 14

3. We note your response to comment three of our letter dated May 6, 2009
    disclosing that you have two annual lease payments of $155,000 through October
    2010 and 42 payments of $180,000 through the end of the lease. Therefore, your
    total future lease payment obligation totals $7.87 million. You further state that
    these lease payments are solely interest and you are not required to make an
    additional principal payment. However, your reconciliation of contractual
    obligation table discloses lease obligation interest payments totaling only $6.04
    million and principal payment of $1.8 million. Please clarify the distinction
    between interest and principal payments and reconcile the amounts disclosed in
    contractual obligations table to the terms of the lease. Please revise to explain the
    $1.8 million purchase option on the contractual obligations.

Note 2. Significant Accounting Policies, page 22

Long-Lived Assets, page 24

4. We note your response to comment four of our letter dated May 6, 2009. Please revise your footnote to include your proposed disclosure along with a discussion of your fiscal year 2008 long-lived asset impairment test and the results of that test.

Note 3. Long-Term Debt, page 25

5. We note your response to comment five of our letter dated May 6, 2009 that the market value of the property at the inception of the lease was $2.0 million, which represents the $1.8 million purchase option in the 20th year of the lease plus the $200,000 that was paid at inception. Please provide us with your analysis to support that the $2.0 million value recorded for the leased property represents fair value as determined pursuant to paragraph 5(c) of SFAS 13. We note your disclosure that the aggregate lease payments over the term of the lease are $8.6 million. Please explain how the amount you recorded as a capital asset and obligation complies with paragraph 10 of SFAS 13.

6. Please also confirm to us that the lessors to the leasing transaction are not related parties as defined by paragraph 5(a) of SFAS 13. If the lease transaction was between related parties, tell us how you considered the guidance in paragraphs 29-31 of SFAS 13.

7. We note your response to comment five of our letter dated May 6, 2009 did not explain why your capital lease obligation has remained $1.8 million since the inception of the lease in 2003. Tell us how you considered the guidance of paragraph 12 of SFAS 13 regarding the allocation of each lease payment between the lease obligation and interest expense.

8. We note your response to comment six of our letter dated May 6, 2009. Please revise the Property, Plant and Equipment and Long-Term Debt disclosures in the Notes to Financial Statements section to include your proposed disclosure.

9. We note your response to comments seven and eight of our letter dated May 6, 2009. Please revise your Long-Term Debt footnote to include your proposed disclosure and file the amendment to your credit agreement as an exhibit to your 10-K/A.

Item 10. Directors, Executive Officers, … page 32

10. We note your response to comment nine of our letter dated May 6, 2009 and we reissue the comment. Please briefly describe the business experience during the past five years of each executive officer, and briefly explain the nature of his responsibility in prior positions. See Item 410(e) of Regulation S-K.

Exhibits

11. We note your response to comment 10 of our letter dated May 6, 2009 and we reissue the comment. Please file exhibit A, the security agreement, to exhibit 10.5, the loan agreement, in its entirety.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the accounting comment may be directed to John Archfield at (202) 551-3315. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326 or Pam Howell, who supervised the review of your filing.

Sincerely,

John Reynolds
Assistant Director

cc: Mod-Pac Corp.
        FAX: (800) 873-1269